Filed Pursuant to Rule 253(g)(2)
File No. 024-12141

RISE COMPANIES CORP.

SUPPLEMENT NO. 1 DATED APRIL 5, 2023
TO THE OFFERING CIRCULAR DATED FEBRUARY 13, 2023

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated February 13, 2023 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 14, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose certain 2023 performance metrics of the Company.

Certain 2023 Performance Metrics

Net returns of all client accounts of Fundrise Advisors for Q1 2023 by investment plan objective1:

Plan objective	Income	Balanced	Growth	Overall
Dividends	0.97%	0.48%	0.30%	0.49%
Appreciation	0.10%	0.13%	0.04%	0.09%
Net Total Return	1.07%	0.61%	0.34%	0.58%

Net returns of all client accounts of Fundrise Advisors for Q1 2023 by fund objective2:

Fund objective	Net total return
Income	2.13%
Balanced	0.40%
Growth	-0.01%
Overall	0.59%

Performance of individual Fundrise sponsored funds for Q1 20233:

Fund name / objective	Average AUM[4]	Launch date	Net total return
Registered funds
Flagship Real Estate Fund	$1,367,879,372	Jan 2021	0.56%
Income Real Estate Fund	$545,572,292	Apr 2022	2.13%
Growth
Growth eREIT	$273,940,947	Feb 2016	1.35%
Growth eREIT II	$165,365,055	Sep 2018	-0.46%
Development eREIT	$128,792,718	Jun 2019	-2.04%
eFund	$100,904,106	Jun 2017	0.02%
Growth eREIT III	$64,961,940	Feb 2019	-2.37%
Growth eREIT VII	$84,141,786	Jan 2021	1.35%
Balanced
East Coast eREIT	$174,723,518	Oct 2016	0.59%
Heartland eREIT	$99,735,217	Oct 2016	-0.71%
West Coast eREIT	$94,284,125	Oct 2016	-0.54%
Balanced eREIT II	$56,963,241	Jan 2021	-0.75%

1 “Net Total Return” consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts that have participated in the indicated investment plan objective during the period indicated, calculated using the Modified Dietz method. Net total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. “NAV distributions” (if any) are considered as part of the appreciation / price return component. Net total returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund, and Opportunistic Credit Fund.

2 “Net Total Return” consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts within the funds with the stated fund objective during the period indicated, calculated using the Modified Dietz method. Net total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.  Net total returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund and Opportunistic Credit Fund.

3 “Performance of individual Fundrise sponsored funds” specifically refers to the time-weighted return for the period indicated, calculated using the Modified Dietz method. Returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

4 “Average AUM” is the daily average invested capital in the indicated program during the period indicated, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.

Other 2023 Metrics

As of March 31, 2023, the Company announces the following additional metrics:

●	The Company surpassed 405,000 active investor accounts on the Fundrise Platform.
●	The Company has approximately $3.3 billion in equity assets under management in the Sponsored Programs.
●	Investor accounts on the Fundrise Platform total more than $312 million in net dividends earned from the Sponsored Programs.
●	The Company has surpassed 1.9 million active users on the Fundrise Platform.